Exhibit 99.1

5 December 2005

DIRECTORS’ INTERESTS

The following directors today exercised options over Mitchells & Butlers plc shares, disposing of sufficient shares to meet costs, tax and NI as shown below:

Director	Share plan	Option price	Options exercised – shares		Shares sold	Selling price	Shares retained	Balance of shares under option

Tim Clarke	Performance Restricted Share Plan	£1.00 per option	85,908		35,311	£3.922463	50,597

	Executive Share Option Plan	£2.9171 per share	181,212		154,195	£3.922463	27,017
								2,086,061

Karim Naffah	Performance Restricted Share Plan	£1.00 per option	60,135		24,718	£3.922463	35,417

	Executive Share Option Plan	£2.9171 per share	7,237	}	88,955	£3.922463	31,017
	Executive Share Option Plan	£2.1447 per share	112,735
								1,359,741

Share balances

Following the above transactions, these directors hold the following Mitchells & Butlers share:

Tim Clarke	505,592
Karim Naffah	210,814

Following these transactions the Mitchells & Butlers Employee Benefit Trust is interested in 651,903 Mitchells & Butlers plc shares. The executive directors of the Company, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah are technically deemed to be interested in these shares as potential beneficiaries under the Trust.

Victoria M Penrice
Head of Secretariat

0121 498 6514